FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_      Form 3 Holdings Reported
___      Form 4 Transaction


1. Name and Address of Reporting Person:              Thomas J. Dobson
                                                      4054 N. Witchduck Road
                                                      Virginia Beach, VA 23455
2. Date of Event Requiring Statement:                 01/00
3. IRS or SSN of Reporting Person (Voluntary):
4. Issuer Name and Ticker or Trading Symbol:          CDAO
5. Relation of Reporting Person to Issuer             X Director
                                                      _ 10% owner
                                                      _ Officer (Title):
                                                      _ Other (Specify)
6. If Amendment, Date of Original:
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security:                   Common Stock
2. Amount of Securities                 27,400  shares
Beneficially Owned:
3. Ownership Form;                      D
Direct (D) or Indirect (I):
4. Nature of Indirect Beneficial        n/a
Ownership:
*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative
   Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:
EXPLANATION OF RESPONSES:

Mr. Dobson acquired 27,400 shares prior to becoming a Director in 2000. Mr. Dobson holds 10,000 of these shares as a joint tenant with his wife.



/s/Thomas J.  Dobson                                      Date: November 7, 2000
------------------------------------------------
Thomas J.  Dobson
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).